

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

David Lunin
Chief Financial Officer
Calumet, Inc.
2780 Waterfront Parkway East Drive, Suite 200
Indianapolis, IN 46214

> **Re: Calumet, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 19, 2024**
> **File No. 333-277682**

Dear David Lunin:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed April 19, 2024

Unaudited Prospective Financial Information of the Partnership, page 80

1. Enhance your disclosure of assumptions on page 82 to explain the basis for projecting amounts more than three years out. Also, to the extent your forecasts reflect more than simple growth rates, explain why these rates are reasonable and disclose the limitations presented by the difficulty in sustaining significant growth rates over a long period of time. Please refer to Items 10(b)(2) and (b)(3)(i) of Regulation S-K.

2. We note that your projections of Adjusted EBITDA (excluding MRL) and Adjusted EBITDA for MRL remain constant in the years 2026, 2027, and 2028 while distributable cash flow attributable to partners is relatively constant in 2026 and 2027 but increases by $28.2 million in 2028. Please expand your disclosure to explain the increase in 2028.

3. We refer to your market growth assumptions disclosed on page 82. Enhance these disclosures to explain key factors that serve as your basis for projecting significant year-to-year increases between 2023 and 2024 as well as between 2025 and 2026. In this regard, we note that projected Adjusted EBITDA for MRL increased by $192.8 million, $67.6 million and $125.0 million for each of the projected years between 2024 through 2026 and that your projections of distributable cash flow attributable to partners increased by $143.4 million and $190.6 million in 2024 and 2026 respectively. In addition, please clearly describe the key factors or contingencies that would affect the projected growth from ultimately materializing.

4. On page 82 you disclose a 2023 estimate for Adjusted EBITDA (excluding MRL) of $277.8 million, Adjusted EBITDA for MRL of $(10.4) million, and distributable cash flow attributable to partners of $4.9 million. On page 151 you disclose 2023 actual Adjusted EBTIDA of $260.5 million, on a consolidated basis, and distributable cash flow of $(86.2) million. In addition, you disclose Adjusted EBITDA of $30.2 million for MRL for the year ended December 31, 2023 at your segment footnote at page F-42. In light of the differences in these financial amounts, please explain how you considered providing disclosure of the accuracy or inaccuracy of previous projections as described at Item 10(b)(3)(ii) of Regulation S-K.

5. We refer you to the unaudited prospective financial data in the table on page 82. Please tell us why you have not included revenue, net income (loss) and earnings (loss) per share for each period presented. In this regard, these projected measures are usually presented together to avoid any misleading inferences that may arise when the individual items reflect contradictory trends by presentation of just "key elements." Please refer to Item 10(b)(2) of Regulation S-K.

Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary Holmes